As filed with the Securities and Exchange Commission on May 22, 2007

Registration Number: 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CASPIAN INTERNATIONAL OIL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	20-5588710
(State of Other Jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1800 West Loop South, Suite 850, Houston, Texas	77027
(Address of principal executive offices)	(Zip Code)

2007 EQUITY INCENTIVE PLAN
(Full Title of Plan)

J.E. Knight

1800 West Loop South, Suite 850

Houston, TX 77027

713-621-9222

 (Name, Address and Telephone Number of Agent for Service)

Copy to:

ROBERT BRANTL, ESQ.

52 Mulligan Lane

Irvington, NY 10533

(914) 683-3026

CALCULATION OF REGISTRATION FEE

Title of Securities	Amount to	Proposed Maximum	Proposed Maximum	Amount of
to Be Registered	Be Registered (2)	Offering Price per Share (2)	Aggregate Offering Price (2)	Registration Fee
Common Stock,	4,000,000 shares	$0.35	$1,400,000	$42.98
$.001 par value

(1)

This Registration Statement also covers an indeterminable number of additional shares that may be issued as a result of an adjustment in the shares in the event of a stock split, stock dividend or similar capital adjustment, as required by the Plan.

(2)

The price stated is estimated solely for purposes of calculation of the registration fee and is the product resulting from multiplying 4,000,000 shares by $0.35, the closing price for the Common Stock reported on the OTC Bulletin Board as of May 21, 2007.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.

Incorporation of Documents by Reference.

Caspian International Oil Corporation (“Caspian International”) is incorporating by reference the following documents previously filed with the Securities and Exchange Commission:

(a) Caspian International’s Annual Report on Form 10-KSB for the year ended December 31, 2006.

(b) Caspian International’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007;

(c) Caspian International’s Current Report on Form 8-K dated March 11, 2007, filed on May 14, 2007;

(d) Caspian International’s Current Report on Form 8-K dated April 25, 2007, filed on April 30, 2007; and

(e)  the description of Caspian International’s Common Stock contained in the Registration Statement on Form 8-A (File No. 0-52485) filed on February 26, 2007.

Caspian International is also incorporating by reference all documents hereafter filed by Caspian International pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold.

Item 4.

Description of Securities.

Not Applicable.

Item 5.       Interests of Named Experts and Counsel.

      Robert Brantl, Esq., counsel to Caspian International, has passed upon the validity of the shares registered pursuant to this Registration Statement.  Mr. Brantl owns 70,000 shares of Caspian International common stock.

Item 6.

Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation to provide indemnification to a director, officer, employee or agent of the corporation, including attorneys’ fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if such party acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful as determined in accordance with the statute, and except that with respect to any action which results in a judgment against the person and in favor of the corporation the corporation may not indemnify unless a court determines that the person is fairly and reasonably entitled to the indemnification. Section 145 further provides that indemnification shall be provided if the party in question is successful on the merits.

Our certificate of incorporation provides that members of our board of directors are protected against personal liability to the fullest extent permitted by Delaware corporate law.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the foregoing provision or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Item 7.

Exemption from Registration Claimed.

Not applicable.

Item 8.

Exhibits.

4.1

2007 Equity Incentive Plan

5

Opinion of Robert Brantl, Esq.

23.1

      Consent of BDO Kazakhstanaudit, LLP

23.2

Consent of Robert Brantl, Esq. is contained in his opinion, filed as Exhibit 5.

Item 9.

Undertakings.

Caspian International Oil Corporation hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Caspian International pursuant to the provisions of the Delaware General Corporation Law or otherwise, Caspian International has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by Caspian International of expenses incurred or paid by a director, officer or controlling person of Caspian International in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Caspian International will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REOFFER PROSPECTUS

CASPIAN INTERNATIONAL OIL CORPORATION

4,000,000 Shares of Common Stock

The shares are being offered by persons who are officers, directors or otherwise control persons of Caspian International Oil Corporation.  They acquired the shares from Caspian International, either as the recipients of grants of stock or by exercising stock options issued to them by Caspian International.

Caspian International’s common stock is listed for trading on the OTC Bulletin Board under the trading symbol “CIOC.”

The selling shareholders intend to sell the shares into the public market from time to time.  The shareholders will negotiate with the market makers for Caspian International common stock to determine the prices for each sale.  They expect each sale price to be near to the market price at the time of the sale.

Purchase of Caspian International common stock involves substantial risk.  Please see “Risk Factors,” which begins on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

Caspian International Oil Corporation

1800 West Loop South, Suite 850

Houston, Texas 77027

The date of this prospectus is May 22, 2007

TABLE OF CONTENTS

RISK FACTORS	-2-
SELLING SHAREHOLDERS	-5-
OTHER AVAILABLE INFORMATION	-5-
INDEMNIFICATION	-6-

RISK FACTORS

You should carefully consider the risks described below before buying our common stock.  If any of the risks described below actually occurs, that event could cause the trading price of our common stock to decline, and you could lose all or part of your investment.

I.  Risks attendant to our oil services business

Cyclical declines in oil and natural gas prices may result in reduced use of our services, affecting our business, financial condition and results of operation and our ability to meet our capital expenditure obligations and financial commitments.

The oil and natural gas exploration and drilling business is highly cyclical. Generally, as oil and natural gas prices decrease, exploration and drilling activity declines as marginally profitable projects become uneconomic and are either delayed or eliminated. Declines in the number of operating drilling rigs result in reduced use of and prices for our services. Accordingly, when oil and natural gas prices are relatively low, our revenues and income will suffer. Oil and natural gas prices depend on many factors beyond our control, including the following:

•

worldwide economic conditions;

•

changes in global supply and demand for oil and natural gas;

•

the level of production of the Organization of Petroleum Exporting Countries;

•

the level of production of non-OPEC countries;

•

political conditions, including embargoes, affective oil and gas production;

•

global petroleum inventories; and

•

advances in exploration and production techniques.

Depending on the market prices of oil and natural gas, companies exploring for oil and natural gas may cancel or curtail their drilling programs, thereby reducing demand for drilling services. Our contracts are generally short-term, and oil and natural gas companies tend to respond quickly to upward or downward changes in prices. Any reduction in the demand for drilling services may materially erode both pricing and utilization rates for our services and adversely affect our financial results. As a result, we may suffer losses, be unable to make necessary capital expenditures and be unable to meet our financial obligations.

Our industry is highly competitive.

The markets in which we operate are highly competitive. Contracts are traditionally awarded on a competitive bid basis. Pricing is often the primary factor in determining which qualified contractor is awarded a job. The competitive environment has intensified as recent mergers among oil and natural gas companies have reduced the number of available customers. In Kazakhstan, the general upturn in economic conditions in this decade has attracted a large number of new competitors.  Some of them are equipped with state-of-the-art vehicles, drilling equipment and technology, yet bid for contracts at highly competitive prices.  Some of them are also substantially larger than we are and have resources that are significantly greater than our resources. These competitors are better able to withstand industry downturns, compete on the basis of price and acquire new equipment and technologies, all of which could affect our revenues and profitability. These competitors compete with us both for customers and for acquisitions of other businesses. This competition may cause our business to suffer. We believe that competition for contracts will continue to be intense in the foreseeable future.

Suppliers

The equipment utilized in our business is generally available new from manufacturers or at auction.  Currently, due to the high level of activity in the oilfield services industry, there is a high demand for new and used equipment.  Consequently, there is a limited amount of many types of equipment available at auction and significant backlogs on new equipment.  Our business plan contemplates that we will follow a program of acquiring capital equipment as needed to maintain our competitive position in the Kazakhstan oil industry.  We have already contracted for our immediate equipment needs.  However, the cost of acquiring new equipment to expand our business could increase as a result of the high demand for equipment in the industry.

High interest rates may have a negative effect on our operations.

Dank has financed its recent growth by borrowing from a Kazakh bank.  Currently we carry over $6 million in debt, on most of which we pay interest at LIBOR+5.65% per annum.  This high interest rate is a function of the relative volatility of the Kazakh economy and the difficulty of obtaining investment capital in Kazakhstan.  We hope to utilize our status as a publicly-held company to attract equity financing including convertible debt.  To some extent, however, we may still depend on debt financing to fund our expansion.  Although we will attempt to obtain future debt financing at more reasonable rates, there is no assurance that we will be successful in doing so.  If we are unsuccessful in these efforts, the resulting interest expense will have an adverse effect on our profitability.

Currency fluctuations may adversely affect our operating results.

Dank generates revenues and incurs expenses and liabilities in Tenge, the currency of the Republic of Kazakhstan.  However, as subsidiaries of CIOC, they will report their financial results in the United States in U.S. Dollars.  As a result, our financial results will be subject to the effects of exchange rate fluctuations between these currencies.  From time to time, the government of Kazakhstan may take action to stimulate the Kazakh economy that will have the effect of reducing the value of Tenge.  In addition, international currency markets may cause significant adjustments to occur in the value of the Tenge.  Any such events that result in a devaluation of the Tenge versus the U.S. Dollar will have an adverse effect on our reported results.  We have not entered into agreements or purchased instruments to hedge our exchange rate risks.

Our business and growth will suffer if we are unable to hire and retain key personnel that are in high demand.

Our future success depends on our ability to attract and retain highly skilled geophysicists, geologists, engineers, and technicians.  Qualified individuals are in high demand in Kazakhstan, and there are insufficient experienced personnel to fill the demand.  Therefore we may not be able to successfully attract or retain the personnel we need to succeed.

Government regulation may hinder our ability to function efficiently.

The Republic of Kazakhstan is supportive of its oil and gas exploration industry.  Nevertheless, the government of Kazakhstan is highly bureaucratized, and the day-to-day operations of our business require frequent interaction with representatives of the Kazakh government institutions.  The effort to obtain the registrations, licenses and permits necessary to carry out our business plans can be daunting.  Significant delays can result from the need to obtain governmental approval of our activities.  These delays can have an adverse effect on the profitability of our operations.  In addition, future legislation, particularly legislation aimed at protecting the environment of Kazakhstan and legislation aimed at protecting the workers of Kazakhstan may increase the cost of our operations, which would adversely affect our profitability.

We may have difficulty establishing adequate management and financial controls in Kazakhstan.

The Republic of Kazakhstan has only recently begun to adopt the management and financial reporting concepts and practices with which investors in the United States are familiar.  We may have difficulty in hiring and retaining employees in Kazakhstan who have the experience necessary to implement the kind of management and financial controls that are expected of a United States public company.  If we cannot establish such controls, we may experience difficulty in collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet U.S. standards.

Capital outflow policies in Kazakhstan may hamper our ability to pay dividends to shareholders in the United States.

The Republic of Kazakhstan has adopted currency and capital transfer regulations. These regulations require that Dank comply with complex regulations for the movement of capital. The current regulations require notification to the National Bank of Kazakhstan of all significant currency transactions, impose registration and licensing requirements on entities involved in currency exchange, and limit the ability of entities operating in Kazakhstan to expatriate funds.  Moreover, Kazakhstan changes its currency regulations frequently.  We may be unable to obtain all of the required conversion approvals for our operations, and Kazakh regulatory authorities may impose greater restrictions on the convertibility of the Tenge in the future. Because all of our future revenues will be in Tenge, any inability to obtain the requisite approvals or any future restrictions on currency exchanges will limit our ability to fund business activities outside Kazakhstan.  Moreover, although we do not expect that the company will pay dividends in the foreseeable future, our ability to pay dividends to our shareholders in the future could be hampered by Kazakhstan currency regulations.

II. Risks attendant to our oil exploration business

Kor-Tazh will require significant financing in order to carry out its exploration and development activities and such financing may not be available.

We anticipate that full development of Kor-Tazh’s oil field will take several years and require significant capital expenditures. If Caspian International is unable to timely obtain adequate funds to finance these activities, Kor-Tazh’s ability to develop its oil reserves may be severely limited or substantially delayed. Such limitations or delay would likely result in substantial losses being reflected in our statements of operations.

We anticipate that amounts required to fund Kor-Tazh’s activities will be funded from operating cash flows, third-party financing and from joint venture partners.  Kor-Tazh currently has a $5 million credit line.  Additional funds will be required, however, as our contract with the Government of Kazakhstan requires that at least $14,600,000 be committed to development of Kor-Tazh’s oil field.  No commitments of additional funds have been received, however, and there can be no assurance that Kor-Tazh will have adequate funds available to finance its operations.

The operations of Kor-Tazh will require significant expenditures of capital that may not be recovered.

We require significant expenditures of capital in order to locate and acquire producing properties and to drill exploratory and exploitation wells. In conducting exploration, exploitation and development activities from a particular well, the presence of unanticipated pressure or irregularities in formations, miscalculations or accidents may cause our exploration, exploitation, development and production activities to be unsuccessful, potentially resulting in abandoning the well. This could result in a total loss of our investment. In addition, the cost and timing of drilling, completing and operating wells is difficult to predict.

Oil and gas price fluctuations in the market may adversely affect the results of our operations.

The results of our oil exploration activities will be highly dependent upon the prices received for our oil production. Substantially all of our sales of oil will be made in the spot market, or pursuant to contracts based on spot market prices, and not pursuant to long-term, fixed-price contracts. Accordingly, the prices received for our oil production will be dependent upon numerous factors beyond our control. These factors include the level of consumer product demand, governmental regulations and taxes, the price and availability of alternative fuels, the level of foreign imports of oil and natural gas and the overall economic environment. Significant declines in prices for oil could have a material adverse effect on our financial condition, results of operations and quantities of reserves recoverable on an economic basis.

Reserve Estimates Depend On Many Assumptions That May Turn Out To Be Inaccurate.

Any material inaccuracies in our reserve estimates or underlying assumptions could materially affect the quantities and present values of our reserves. The process of estimating oil reserves is complex. It requires interpretations of available technical data and various assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves shown in this Report.  In order to prepare these estimates, we must project production rates and timing of development expenditures. We must also analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also requires economic assumptions relating to matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Therefore, estimates of oil and natural gas reserves are inherently imprecise.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates. A significant variance could materially affect the estimated quantities and pre-tax present value of reserves shown in this report. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

We may encounter operating hazards that may result in substantial losses.

Kor-Tazh will be subject to operating hazards normally associated with the exploration and production of oil, including blowouts, explosions, oil spills, cratering, pollution, earthquakes, labor disruptions and fires. The occurrence of any such operating hazards could result in substantial losses to us due to injury or loss of life and damage to or destruction of oil and gas wells, formations, production facilities or other properties. We intend to maintain insurance coverage limiting financial loss resulting from certain of these operating hazards. We may not, however, maintain full insurance coverage for all matters that may adversely affect our operations, including war, terrorism, nuclear reactions, government fines, treatment of waste, blowout expenses and business interruptions. Losses and liabilities arising from uninsured or underinsured events could reduce our revenues or increase our costs. There can be no assurance that any insurance will be adequate to cover losses or liabilities associated with operational hazards. We cannot predict the availability of insurance, or its availability at premium levels that justify its purchase.

SELLING SHAREHOLDERS

The table below contains information regarding the individuals who are using this prospectus to offer common shares.

Percentage of

Shares Owned

Number of

Shares Owned

Class Held

Selling Shareholder

Position

Before Offering

Shares Offered

After Offering

After Offering

J.E. Knight

C.E.O.

1,900,000(1)

1,900,000

           0

         --

David Fulton

C.F.O.

   550,000(2)

   550,000

           0

         --

Jeremy Feakins

Director

2,184,000(3)

   275,000

   1,909,000

        3.1%

___________________________

(1)  Includes unvested options to purchase 1,500,000 shares.

(2)  Includes unvested options to purchase 450,000 shares.

(f)  Includes 1,000,000 shares held by Mr. Feakins pursuant to an escrow agreement with George Faris, under which Mr. Feakins has voting and disposition control over the shares.  The shares will be transferred to Mr. Faris on August 10, 2007.

OTHER AVAILABLE INFORMATION

Caspian International Oil Corporation is incorporating by reference the following documents previously filed with the Securities and Exchange Commission:

(a)

Caspian International’s Annual Report on Form 10-KSB for the year ended December 31, 2006.

(b)

Caspian International’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007;

(c)

Caspian International’s Current Report on Form 8-K dated March 11, 2007, filed on May 14, 2007;

(d)

Caspian International’s Current Report on Form 8-K dated April 25, 2007, filed on April 30, 2007; and

(e)

the description of Caspian International’s Common Stock contained in the Registration Statement on Form 8-A (File No. 0-52485) filed on February 26, 2007.

Caspian International is also incorporating by reference all documents hereafter filed by Caspian International pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold.

Upon written request, Caspian International will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any and all information that has been incorporated into this prospectus by reference.  We will provide the information at no cost to the person who requests it. Any such request should be made to David Fulton, Chief Financial Officer, Caspian International Oil Corporation, 1800 West Loop South, Suite 850, Houston, Texas 77027.

Caspian International files with the Securities and Exchange Commission annual, quarterly and current reports, proxy statements and other information, which may assist you in understanding our company.   In addition, we have filed a registration statement on Form S-8, including exhibits, with respect to the shares to be sold in the offering.

You may read and copy the registration statement or any reports, statements or other information that we file at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our Commission filings, including the registration statement, are also available to you on the Commission's Web site at http://WWW.SEC.GOV.

INDEMNIFICATION

Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation to provide indemnification to a director, officer, employee or agent of the corporation, including attorneys’ fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if such party acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful as determined in accordance with the statute, and except that with respect to any action which results in a judgment against the person and in favor of the corporation the corporation may not indemnify unless a court determines that the person is fairly and reasonably entitled to the indemnification. Section 145 further provides that indemnification shall be provided if the party in question is successful on the merits.

Our certificate of incorporation provides that members of our board of directors are protected against personal liability to the fullest extent permitted by Delaware corporate law.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the foregoing provision or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Caspian International Oil Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on the 21st day of May, 2007.

CASPIAN INTERNATIONAL OIL CORPORATION

By: /s/ J.E. Knight

       J.E. Knight, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on May 21, 2007.

/s/ J.E. Knight__________

J.E. Knight,

Chief Executive Officer

/s/ David Fulton________

David Fulton,

Chief Financial Officer

/s/ Nurlan Janseitov_____

Nurlan Janseitov, Director

/s/ Timur Bergaliyev____

Timur Bergaliyev, Director

/s/ Jeremy Feakins_____

Jeremy Feakins, Director